7/10/2002

7/8/02

SECURITIE 02019255 ISSION

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RECEIVED
JUL 03 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
161

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-22183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLEGHENY INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 McKnight East Drive
(No. and Street)

PROCESSED
JUL 25 2002
P
THOMSON
FINANCIAL

Pittsburgh,	PA	15237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan A. Parise/ James D. Hohman (412) 367-3880
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horovitz, Rudoy & Roteman
(Name — *if individual, state last, first, middle name*)

436 Seventh Avenue, Sixth Floor	Pittsburgh,	PA	15219
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James D Hohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Director

Title

Notary Public

Notarial Seal
Carol A. Klaus, Notary Public
Ross Twp., Allegheny County
My Commission Expires July 25, 2005

Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOROVITZ
RUDOY &
ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

May 8, 2002

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Allegheny Investments, LTD. as of March 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, LTD. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horovitz, Rudoy & Roteman

Pittsburgh Office: Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
Greensburg Office: One Pineview Place, Suite 4 • 225 Humphrey Road • Greensburg, PA 15601-4571 • 724-600-7050 • Fax: 724-600-7055
E-mail: team@hrrcpa.com • www.hrrcpa.com

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and cash equivalents		$ 385,916
Broker deposits		50,513
Receivables from noncustomers		765,491
Furniture and fixtures - at cost, net of accumulated depreciation of $344,251		212,055
Leasehold improvements - at cost, net of accumulated depreciation of $1,317		13,909
Investment		3,300
Prepaid expenses		21,250
Prepaid corporate taxes		47,195
Intangible assets - at cost, net of accumulated amortization of $69,375		115,625
TOTAL ASSETS		$ 1,615,254

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$ 416,841	
Accounts payable	5,807	
Accounts payable - related party	38,690	
Representative deposits	9,000	
Note payable - related party	100,000	
Installment loan payable	62,500	
Deferred income taxes	17,000	
Accrued expenses	259	
TOTAL LIABILITIES		$ 650,097
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 outstanding	33,750	
Paid-in capital	116,431	
Retained earnings	829,407	
Treasury Stock , 66 shares at cost	(14,431)	
TOTAL STOCKHOLDERS' EQUITY		965,157
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,615,254

See accompanying notes and accountants' report

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock
Balance, beginning	$ 33,750	$ 102,001	$ 876,521	$ -
Capital contributions	-	14,431	-	-
Purchase of 66 shares of treasury stock	-	-	-	(14,431)
Net loss	-	-	(47,114)	-
Balance, ending	$ 33,750	$ 116,431	$ 829,407	$ (14,431)

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2002

REVENUES		
Commissions on securities	$ 289,988	
Commissions on investment company shares	6,535,569	
Commissions on partnership interests	402,715	
Commissions on annuities	1,433,514	
Commissions - other	715,641	
Interest and dividend income	27,202	
TOTAL REVENUES		$ 9,404,629
EXPENSES		
Salaries and other employment costs	7,941,707	
Other operating expenses	1,530,372	
TOTAL EXPENSES		9,472,079
OTHER INCOME		
Affiliation fee income	3,500	
Miscellaneous income	1,004	
TOTAL OTHER INCOME		4,504
LOSS BEFORE INCOME TAXES (BENEFIT)		(62,946)
INCOME TAXES (BENEFIT)		(15,832)
NET LOSS		$ (47,114)

See accompanying notes and accountants' report

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 9,312,578	
Cash paid to suppliers and employees	(9,248,789)	
Interest and dividends received	27,202	
Income taxes paid	(53,148)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 37,843
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(20,997)	
NET CASH USED BY INVESTING ACTIVITIES		(20,997)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on debt	(25,000)	
Contribution of capital from shareholders	14,431	
Purchase of treasury stock	(14,431)	
NET CASH USED BY FINANCING ACTIVITIES		(25,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(8,154)
CASH AND CASH EQUIVALENTS- BEGINNING		394,070
CASH AND CASH EQUIVALENTS- ENDING		$ 385,916

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET LOSS		$ (47,114)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation and amortization	$ 95,016	
Deferred taxes	(16,100)	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Accounts receivable - trade	(69,340)	
Prepaid expenses	7,114	
Prepaid taxes	(980)	
Deposits	(11)	
Accounts payable	(624)	
Advances to employees	500	
Accrued liabilities and corporate taxes	69,382	
TOTAL ADJUSTMENTS		84,957
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 37,843

Note 1 - Summary of Operations and Significant Accounting Policies

Operations: Allegheny Investments, LTD., is a full-service broker\dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation and Amortization: Depreciation and amortization are calculated using straight line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery periods are as follows:

Assets	Economic Lives/Recovery Period
Office furniture and equipment	3 - 10 years
Leasehold improvements	10 - 40 years
Intangibles	4 years

Depreciation and amortization expense for the year ended March 31, 2002 amounted to $95,016.

Cash Flows: For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company's principal activities include sales of securities, real estate partnerships, annuities and insurance contracts with the majority of their clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivable From Noncustomers: Noncustomer receivables consist of revenue due to the Company as a distributor for various investment and insurance products. The Company has reviewed the accounts receivable and management considers the balance at year end to be substantially collectible.

Advertising Costs: The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year amounted to $64,597.

Note 2 - Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Cash Reserve

The Company has cash of approximately $5,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Income Taxes

The Company follows FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Under the provisions of FASB Statement No. 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred taxes arise from depreciation differences and a net operating loss carryforward.

The provision for income taxes is as follows:

Current		
Federal	$	120
State		148
Deferred		
Federal		(13.506)
State		(2,594)
Total	$	(15,832)

The Company has a $8,900 net operating loss carryforward that expires in 2017.

Note 5 - Profit Sharing Plan

The Company has adopted a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company contributed approximately $26,706 to the plan during the current year.

Note 6 - Related Party Transactions

The Company currently rents office space from a related party Partnership in accordance with a lease agreement through January 2009 with monthly rent of $8,700. Rent expense for the year amounted to $104,400.

The following represents the minimum rental payments:

Years ended March 31, 2003	$	104,400
2004	$	104,400
2005	$	104,400
2006	$	104,400
2007	$	104,400

The Company paid a $72,000 fee to an affiliated company for services rendered. Certain expenses are also allocated between the two companies based on calculations.

Note 7 - Leases

The Company rents office space in accordance with various lease agreements. Rent expense for the year amounted to $56,551.

The following represents the minimum rental payments:

Years ended March 31, 2003	$	55,218
2004	$	28,661

The Company subleases a portion of the above office space in accordance with lease agreements through December 2002. Monthly rent collected from the subleases total $1,050. The rental income for the year amounted to $12,600 and is netted against rent expense.

The future minimum rental income for the year ending March 31, 2003 is $9,450.

Note 8 - Long-term debt

Long-term debt at March 31, 2002 consisted of the following:

Subordinated loan - related party, payable as approved by the regulatory agency of the NASD plus interest at prime plus 1/2% through November 2004, with interest only payments prior to approved payment. There were no payments or additional borrowings during the year ended March 31, 2002.	$ 100,000
Installment Loan Payable in eight semi-annual installments of $12,500, with no interest, through September 2004.	62,500
	162,500
Less: current portion	25,000
Long-term debt	$ 137,500

Long-term debt maturities are as follows at March 31, 2002:

Years ended March 31, 2003	$ 25,000
2004	25,000
2005	112,500
	$ 162,500

Interest expense for year ended March 31, 2002 totaled $9,466.

Note 9 - Stockholders' Equity

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At March 31, 2002, no shares have been issued.

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the Company and then to the other stockholders at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death or disability.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $369,617 which was $119,617 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.8674 to 1.

Note 11 - Investment

This security is not readily marketable, which means it is a security (a) for which there is no market on a securities exchange or no independent publicity quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, of conditions applicable to the securities or to the Company.

Note 12 - Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

SCHEDULE I

NET CAPITAL	
Total stockholders' equity	$ 965,157
Add: Subordinated loan	100,000
Less: Non allowable assets	
Receivable from noncustomers	120,117
Furniture and equipment	341,589
Prepaid expenses	72,145
Trail commissions over payables	123,486
Advances to reps	33,645
Investment in partnership	3,300
TOTAL NON ALLOWABLE ASSETS	694,282
NET CAPITAL BEFORE HAIRCUTS	370,875
Haircuts on trading and investments securities - other	(1,259)
NET CAPITAL	$ 369,617
AGGREGATE INDEBTEDNESS	
Accounts payable, commissions payable and deposits	$ 690,223
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 46,017
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital at 1500%	$ 323,600
Excess net capital at 1000%	$ 300,591
Excess net capital	$ 119,617
Ratio: Aggregate indebtedness to net capital	1.8674 to 1

See accompanying accountants' report

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

SCHEDULE II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - Rauscher Pierce Refnes, Inc.
- National Financial Services

Allegheny Investments, Inc. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3 1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

SCHEDULE III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$ 319,442
ADJUSTMENTS	
Additional nonallowable Concession revenues	(24,124)
Additional nonallowable Trail Commission revenues	(34,020)
Decrease in nonallowable deposits	51,143
Audit adjustments to record additional income	57,176
AUDITED NET CAPITAL	$ 369,617

See accompanying accountants' report

HORIZONTZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

May 8, 2002

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Allegheny Investments, LTD. (the Company), for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Horovitz, Rudoy & Roteman

FINANCIAL REPORT

ALLEGHENY INVESTMENTS, LTD.

YEAR ENDED MARCH 31, 2002

ALLEGHENY INVESTMENTS, LTD.
INVESTMENT BANKERS

June 18, 2002

SEC MAIL PROCESSING
RECEIVED
JUL 03 2002
WASH, D.C. 161 SECTION

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20549

Dear Sir or Madam:

Enclosed is a copy of our re-issued 2002 fiscal year financial reports. The NASD asked us to clarify some notes to the financials and to provide a schedule for a subordinated loan which was properly recorded.

If you have any questions, please contact Alan Parise at (412) 536-8041. Thank you.

Sincerely,

Harry G. Harper
Vice President
Chief Compliance Officer

HGH/gak

Enclosures (2)

3000 McKnight East Drive Pittsburgh, PA 15237-6439
412/367-3880 FAX 412/367-8353